SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TECH DATA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.75% Convertible Senior Debentures due 2026

(Title of Class of Securities)

878237AE6

(CUSIP Numbers of Class of Securities)

Jeffery P. Howells Executive Vice President and Chief Financial Officer Tech Data Corporation 5350 Tech Data Drive Clearwater, Florida 33760 (727) 539-7429

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Janet L. Fisher, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$350,000,000	$40,110

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 2.75% Convertible Senior Debentures due 2026, as described herein, is $1,000 per $1,000 principal amount. As of November 16, 2011, there was $350,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $350,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Tech Data Corporation, a corporation duly organized and existing under the laws of the State of Florida (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 2.75% Convertible Senior Debentures due 2026 (the “Debentures”) to sell and the obligation of the Company to purchase the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of December 20, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and the Debentures. The right of a Holder to require the Company to purchase the Debentures, as described in the Company Notice to Holders of the 2.75% Convertible Senior Debentures Due 2026 issued by Tech Data Corporation, dated November 16, 2011 (as amended from time to time, the “Company Notice”) and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”

On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on December 20, 2011 (the “Redemption Date”) at a redemption price equal to the principal amount of Debentures to be redeemed plus any accrued and unpaid interest (including any contingent interest) to the Redemption Date, as provided for in the Indenture and the Debentures. As a result of the Company’s notice of redemption, a Holder may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, two Business Days (as defined in the Indenture) prior to the Redemption Date, even if the Debenture is otherwise not convertible at that time. Any Debentures surrendered for conversion will be converted as provided for in the Indenture and the Debentures.

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 THROUGH 9.

The Company is the issuer of the Debentures and is obligated to purchase all of the Debentures for which Holders validly exercise the Put Option pursuant to the terms and subject to the conditions set forth in the Indenture and the Debentures.

The Debentures are convertible into, in respect of each $1,000 initial principal amount of the Debentures, cash in an amount equal to the lesser of (1) $1,000 or (2) the Conversion Value (as defined in the Indenture); and a number of shares of the Company’s Common Stock (as defined in the Indenture), equal to the sum of the Daily Share Amounts (as defined in the Indenture) for each of the ten consecutive Trading Days (as defined in the Indenture) in the Applicable Conversion Reference Period (as defined in the Indenture).

The address and telephone number of the Company’s principal executive offices are 5350 Tech Data Drive, Clearwater, Florida 33760, (727) 539-7429. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice and the related notice materials filed as exhibits are incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The Company believes that its financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because the consideration being paid to Holders exercising the Put Option consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Debentures and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

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ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the 2.75% Convertible Senior Debentures due 2026 issued by Tech Data Corporation, dated November 16, 2011.

(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)(A)	Press Release issued on November 16, 2011.

(b)(1)	Credit Agreement, dated as of September 27, 2011, among Tech Data Corporation as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC as Joint Lead Arrangers, Citibank N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, Sun Trust Bank, The Bank of Nova Scotia, The Royal Bank of Scotland PLC, U.S. Bank National Association and Unicredit Bank AG as co-Documentation Agents.

(d)(1)	Indenture, dated as of December 20, 2006, between Tech Data Corporation and U.S. Bank National Association, as trustee is incorporated by reference to Exhibit 10.AAuu to the Company’s Annual Report on Form 10-K for the year ended January 31, 2007.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TECH DATA CORPORATION

By:	/s/ Jeffery P. Howells
	Name:	Jeffery P. Howells
	Title:	Executive Vice President & Chief
Financial Officer

Date: November 16, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the 2.75% Convertible Senior Debentures due 2026 issued by Tech Data Corporation, dated November 16, 2011.

(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)(A)	Press Release issued on November 16, 2011.

(b)(1)	Credit Agreement, dated as of September 27, 2011, among Tech Data Corporation as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC as Joint Lead Arrangers, Citibank N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, Sun Trust Bank, The Bank of Nova Scotia, The Royal Bank of Scotland PLC, U.S. Bank National Association and Unicredit Bank AG as co-Documentation Agents.

(d)(1)	Indenture, dated as of December 20, 2006, between Tech Data Corporation and U.S. Bank National Association, as trustee is incorporated by reference to Exhibit 10.AAuu to the Company’s Annual Report on Form 10-K for the year ended January 31, 2007

(g)	None.

(h)	None.